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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-3
                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                            ------------------------

                              GATEFIELD CORPORATION
                                (Name of Issuer)

                              IDANTA PARTNERS LTD.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   367339-10-8
                      (CUSIP Number of Class of Securities)

                                  DAVID J. DUNN
                              IDANTA PARTNERS LTD.
                     4660 LA JOLLA VILLAGE DRIVE, SUITE 850
                           SAN DIEGO, CALIFORNIA 92122
                                 (858) 452-9690
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                              PAUL P. BROUNTAS, ESQ.
                             PETER N. HANDRINOS, ESQ.
                                HALE AND DORR LLP
                                 60 STATE STREET
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 526-6000

This statement is filed in connection with (check the appropriate box):
a.       / X /    The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C, or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
b.       /   /    The filing of a registration statement under the Securities
                  Act of 1933.
c.       /   /    A tender offer.
d.       /   /    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

Check the following box if this is a final amendment reporting the results of the transaction. / /

                            CALCULATION OF FILING FEE

       Transaction Valuation*                      Amount of Filing Fee
       ----------------------                      --------------------
           $ 23,783,466                                 $4,576.69

* Calculated for the purpose of determining the filing fee only. Assumes the payment by Actel Corporation of $5.25 in cash, without interest, for each of the aggregate of 4,530,184 issued and outstanding shares of Common Stock of GateField Corporation, for a total consideration of $23,783,466 (the "Total Consideration"). The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, equals one-fiftieth of one percent of the Total Consideration.

/X / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $4,576.69          Filing Party: GateField Corporation,
                                                         Actel Corporation and
                                                         GateField Acquisition
                                                         Corporation
Form or registration no.: Schedule 13E-3   Date filed:   May 31, 2000


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                                  INTRODUCTION

        This Schedule 13E-3 Transaction Statement (this "Transaction Statement") is being filed by Idanta Partners Ltd., a Texas limited partnership ("Idanta"), in connection with the Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated May 31, 2000, by and among Actel Corporation, a California corporation ("Actel"), GateField Acquisition Corporation, a Delaware corporation, and GateField Corporation, a Delaware corporation ("GateField"), and with respect to Section 5.17 thereof only, Idanta.

        This Transaction Statement is being filed with the Securities and Exchange Commission (the "Commission") at the same time as the filing of a preliminary proxy statement (the "Proxy Statement") filed by GateField with the Commission pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Proxy Statement is attached to this Transaction Statement as Exhibit (a)(2). The information set forth in the Proxy Statement is hereby incorporated by reference in this Transaction Statement in answer to the items set forth in Schedule 13E-3 under the Exchange Act. The responses set forth below are qualified in their entirety by reference to the information set forth in the Proxy Statement and the exhibits thereto. All information in, or incorporated by reference into, this Transaction Statement regarding GateField has been furnished by GateField, and GateField is responsible for such information. All information in, or incorporated by reference into, this Transaction Statement regarding Actel has been furnished by Actel, and Actel is responsible for such information. Capitalized terms used but not defined in this Transaction Statement shall have the respective meanings ascribed thereto in the Proxy Statement.

                                  SCHEDULE 13E

ITEM 1.           SUMMARY TERM SHEET.

         The information set forth in the Sections of the Proxy Statement captioned "Questions and Answers About the Merger" and "Summary" is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION.

         (a) The issuer of the class of equity securities which is the subject company of this Transaction Statement is GateField Corporation, whose principal executive office is located at 47436 Fremont Boulevard, Fremont, California 94538-6503. The information set forth in the Section of the Proxy Statement captioned "Summary--The Companies--GateField Corporation" is incorporated herein by reference.

         (b) The title of the equity securities which are the subject of the Rule 13e-3 transaction is common stock, par value $0.10 per share ("Common Stock"), and, as of July 7, 2000, 6,151,482 shares of Common Stock were outstanding. The information set forth in the Sections of the Proxy Statement captioned "Market Prices and Volume" and "The Special Meeting of Stockholders
- - Record Date and Voting" is incorporated herein by reference.

         (c) and (d) The information provided by GateField and set forth in the Section of the Proxy Statement captioned "Market Prices and Volume" is incorporated herein by reference.

         (e) Not Applicable.

         (f) The information set forth in the Section of the Proxy Statement captioned "Information Concerning Idanta Partners Ltd." is incorporated herein by reference.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSONS.

         (a) and (b) and (c) This Transaction Statement is being filed by Idanta. The information set forth in the Section of the Proxy Statement captioned "Information Concerning Idanta Partners Ltd." is incorporated herein by reference.

         (c) The information set forth in the Section of the Proxy Statement captioned "Information Concerning Idanta Partners Ltd." is incorporated herein by reference. None of the persons of entities with respect to whom information is required by this item was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding

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(except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.           TERMS OF TRANSACTION.

         (a) and (c) The information set forth in the Sections of the Proxy Statement captioned "Questions and Answers About The Merger," "Summary," "Special Factors," "The Special Meeting of Stockholders--Required Vote," "The Merger Agreement," "Certain Effects of the Merger" is incorporated herein by reference.

         (d) The information set forth in the Sections of the Proxy Statement captioned "Appraisal Rights of Dissenting Stockholders" is incorporated herein by reference.

         (e) The information set forth in the Section of the Proxy Statement captioned "Information Concerning Idanta Partners Ltd." is incorporated herein by reference.

         (f) Not applicable.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a), (b), (c) and (e) The information set forth in the Sections of the Proxy Statement captioned "Special Factors--Past Contacts Between GateField and Actel--1999 Common Stock Financing," "Special Factors--Background of the Merger" and "Information Concerning Idanta Partners Ltd." is incorporated herein by reference.

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information set forth in the Section of the Proxy Statement captioned "Information Concerning Idanta Partners Ltd." is incorporated herein by reference.

         (c)(1) through (8) After the merger transaction, Actel will be the sole stockholder of GateField. None of the persons of entities with respect to whom information is required by this item is aware of any of Actel's plans, proposals or negotiations that relate to or would result in the actions enumerated in Item 1006(c)(1) through (8) of Regulation M-A.

ITEM 7.           PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a), (b), (c) and (d) The information set forth in the Section of the Proxy Statement captioned "Special Factors--Interests of Affiliated Stockholders--Idanta Partners Ltd." is incorporated herein by reference.

ITEM 8.           FAIRNESS OF THE TRANSACTION.

         (a) and (b) The information set forth in the Section of the Proxy Statement captioned "Special Factors--Interests of Affiliated
Stockholders--Idanta Partners Ltd." is incorporated herein by reference.

         (c), (d) and (e) The information provided by GateField and set forth in the Section of the Proxy Statement captioned "Special Factors--Interests of Unaffiliated Stockholders" is incorporated herein by reference.

         (f) Not applicable.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) The information set forth in the Section of the Proxy Statement captioned "Special Factors--Interests of Affiliated Stockholders--Idanta Partners Ltd." is incorporated herein by reference.

         (b) and (c) Not applicable.


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ITEM 10.          SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) Neither Idanta nor any of its general partners is using any funds to acquire securities of GateField in the transaction. The information provided by Actel and set forth in the Section of the Proxy Statement captioned "The Merger Agreement--Fees and Expenses" is incorporated herein by reference.

         (b) Not applicable.

         (c) The information provided by GateField and set forth in the Section of the Proxy Statement captioned "The Merger Agreement--Fees and Expenses" is incorporated herein by reference.

         (d) Not applicable.

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Section of the Proxy Statement captioned "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

         (b) Neither Idanta nor any of its general partners effected any transaction in GateField Common Stock during the past 60 days.

ITEM 12.          THE SOLICITATION OR RECOMMENDATION.

         (d) The information set forth in the Sections of the Proxy Statement captioned "Special Factors--Background of the Merger," "The Special Meeting of Stockholders--Solicitation of Proxies," "--Solicitation, Revocation and Use of Proxies" and "Interests of Executive Officers and Directors in the Merger--Stockholder Voting Obligation" is incorporated hereby by reference.

         (e) The information set forth in the Sections of the Proxy Statement captioned "Special Factors--Reasons for the Merger; Recommendation of the Board of Directors" and "The Special Meeting of Stockholders--Purpose" is incorporated hereby by reference.

ITEM 13.          FINANCIAL STATEMENTS.

         (a) and (b) The information set forth in the Section of the Proxy Statement captioned "Financial Statements" is incorporated herein by reference.

ITEM 14.          PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Idanta has not employed, retained or agreed to compensate any persons to make solicitations or recommendations in connection with the transaction. The information provided by GateField and set forth in the Sections of the Proxy Statement captioned "Special Factors--Opinion of Financial Advisor" and "The Special Meeting of Stockholders--Solicitation of Proxies" is incorporated herein by reference.

         (b) The information provided by GateField and set forth in the Section of the Proxy Statement captioned "Special Factors--Interests of Affiliated Stockholders," "The Special Meeting of Stockholders--Solicitation of Proxies" and "Interests of Executive Officers and Directors in the Merger" is incorporated herein by reference.

ITEM 15.          ADDITIONAL INFORMATION.

         None.

ITEM 16.          EXHIBITS.

         EXHIBIT                        DESCRIPTION

         (a)(2) Proxy Statement for Special Meeting of Stockholders of GateField Corporation, as filed by GateField Corporation with the Securities and Exchange Commission.



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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                IDANTA PARTNERS LTD.

Dated:   July 7, 2000                           By:  /S/ Mahesh Krishnamurthy
                                                    -------------------------
                                                    Name:  Mahesh Krishnamurthy
                                                    Title:  General Partner


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